

Mail Stop 4720

May 7, 2010

By U.S. Mail and Facsimile to: (843) 529-5712

R. Wayne Hall
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

>   **Re: First Financial Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2009**
>   **File No. 000-17122**

Dear Mr. Hall:

We have reviewed your letter filed on March 25, 2010 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. Please refer to your responses to comments 6, 7, 8, 10, 13, 14, 15, 20 and 21 in our letter dated February 18, 2010 and provide us drafts of your proposed revisions to future filings in response to each of the comments.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, page 33

2. We note your response to comment 2 in your letter dated March 25, 2010. We believe that the existing guidance requires you to estimate and account for your allowance for loan losses on a gross basis not considering the existence of the loss sharing agreement since there is no legal right of offset attached to the loan. For example, if you sold a covered loan, the purchasing bank does not obtain FDIC indemnification. Recoveries from the FDIC should also be recorded on a gross basis.

Additionally, based on your disclosure of the FDIC indemnification agreement, it appears that credit losses are shared with the FDIC. Therefore, since losses are only shared with the FDIC, it appears that any credit losses in excess of the nonaccretable difference would affect the net provision for loan loss.

Please revise future filings to clarify your policy for developing and recording the allowance for loan losses for these loans. To the extent that you are not developing the allowance on a gross basis, as indicated by your response, provide us an analysis of what the affect would have been on your accounting had you done so.

Further economic downturns may adversely affect our investment securities portfolio and profitability, page 35

3. Based on your response to comment 3 in your letter dated March 25, 2010, it appears that you are measuring and separating the OTTI into amounts representing credit loss and amounts related to other factors. Please revise your disclosure in future filings to clarify that OTTI attributed to credit is recorded in earnings while OTTI attributed to noncredit factors is recorded through OCI as applicable and to clarify that the entire amount of OTTI that was identified is not all credit related.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

4. We note your response to comment 9 in your letter dated March 25, 2010. Please provide us a draft of your corrected Statements of Stockholders' Equity and Comprehensive Income as of September 30, 2009.

Note 5. Securities, page 97

5. We note your response to comment 11 in your letter dated March 25, 2010. Based on the guidance in ASC 320-10-35-33f through 33i, we believe you must consider the specific credit characteristics of the collateral underlying each individual security to measure credit loss for your OTTI analysis. Your response does not provide sufficient evidence that your current methodology of simply using twice the historical default rate is consistent with the guidance. Please tell us and revise future filings to clarify how your credit loss measurement methodology complies with the relevant accounting literature.

6. We note your response to comment 11 in your letter dated March 25, 2010 in which you state that had you used the "Texas ratio" methodology to measure credit loss, credit-related OTTI would have been $1.5 million less than the amount actually recognized during the quarter ended December 31, 2009. We also note that you recorded only $494 thousand in credit-related OTTI in your income statement for the quarter ended December 31, 2009. Please clarify how you calculated the $1.5 million difference and explain how it relates to the $494 thousand recognized during the quarter. Also, tell us what the net loss per common share available to common shareholder's – diluted would have been had you used the "Texas ratio" methodology for the quarter ended December 31, 2009 and whether you think the difference is material.

December 31, 2009 Form 10-Q

Note 7. Investment Securities, page 15

7. We note you decreased the prepayment rate used in your fair value and credit loss measurements for your CDO's from 2% at September 30, 2009 to 1% at December 31, 2009. Please tell us in detail and revise future filings to disclose why you revised this assumption and explain the effect it had your fair value and credit loss measurement.

8. Please revise future filings to disclose the total other-than-temporary impairment recognized in accumulated other comprehensive income. Refer to ASC 320-10-50-2.

9. Please revise the column headings in the table on the top of page 19 to more clearly describe the amounts included in the column. For example, replace OTTI with credit OTTI, or something similar, since it appears the amounts in the column represent credit losses recognized through earnings

Form 8-K filed April 27, 2010

10. Please refer to our comments on your Form 10-Q for the period ended December 31, 2010 in which we ask for revised disclosures discussing the deterioration of your loan portfolio in the first quarter such that the provision for the allowance was so significant and address the following:

    • As noted above, we request drafts of your proposed revisions to future filings in response to our comments. We expect those draft disclosures to address the further deterioration of your portfolio in the second quarter, which resulted in another significant provision.

- Please revise to disclose how you determined that the allowance for loan losses was adequate at each balance sheet date considering the on-going detailed review of your portfolio that you are performing and the significant charges that are resulting from it. We note that the review has not concluded and that significant charges will, based on results to date, likely occur in the third quarter.

- Please revise to clarify how you determined that none of the significant losses recorded in the preceding quarters as a result of your detailed review existed in prior periods and that the methodology you used in prior periods adequately indentified and measured loan losses at each balance sheet date.

- Please ensure that your proposed revisions address the continued deterioration of the allowance for loan losses as a percentage of nonperforming loans into the second quarter and the trends it depicts, considering the results of your on-going review, the significant provisions recorded in recent quarters, etc.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide drafts of your proposed revisions to future filings and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant